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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
                                      UNDER
                       SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

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                               EPRISE CORPORATION
         (Name Of Subject Company (Issuer) And Filing Person (Offeror))

          OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title Of Class Of Securities)

                                      n/a*
                      (Cusip Number Of Class Of Securities)

                               Joseph A. Forgione
                      President And Chief Executive Officer
                               Eprise Corporation
                             200 Crossing Boulevard
                         Framingham, Massachusetts 01702
                                 (508) 661-5200

   (Name, Address And Telephone Number Of Person Authorized To Receive Notices
                 And Communications On Behalf Of Filing Person)

                                   COPIES TO:

                                Dennis W. Townley
                                  Hill & Barlow
                             One International Place
                                Boston, MA 02110
                                 (617) 428-3000

                            CALCULATION OF FILING FEE

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         TRANSACTION VALUATION                       AMOUNT OF FILING FEE
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            To be provided                              To be provided
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[X]      Check the box if the filing relates solely to preliminary
         communications made before the commencement of a tender offer.

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Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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* There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying common stock is 294352 10 9.


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Attached below is a Power Point slide presented on May 1, 2001 to a meeting of
Eprise employees regarding Eprise's proposed option exchange program.



"SIX AND ONE" STOCK OPTION EXCHANGE PLAN

- Intent is to provide employees an opportunity to RESET THEIR EQUITY UPSIDE POTENTIAL in the Company.

- Allows employees to cancel existing stock options with an exercise price above the current market price of Eprise stock and receive an equivalent number of "AT-THE-MONEY" stock options in SIX MONTHS AND ONE DAY following the cancellation of the existing stock options.